EXHIBIT 99.3

LEE G. BEAUMONT

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

January 9, 2015

The Independent Directors of

AeroCentury Corp.

1440 Chapin Avenue, Suite 310

Burlingame, California 94010

Gentlemen,

I am writing this letter in response to Mr. Crispin’s letter dated December 17, 2014.  It is very disappointing to me that the Board has refused to engage in any discussion regarding my proposal to acquire AeroCentury, thereby unlocking stockholder value.

In Mr. Crispin’s letter he averred that “the Board of Directors has determined that continuing to implement the Company’s long-term corporate strategy objectives and business plan is the best way to increase stockholder value going forward.”  Need you be reminded that AeroCentury’s stock price plummeted in August 2014 from over $15.00 per share to the low-to-mid $11.00 range where it remained until November 2014.  Subsequent to the dismal third quarter earnings (loss) release in November 2014 the share price went into free-fall to eventually level into the $8.00 per share range where it has remained to this day.  This dramatic loss of approximately 50% of stockholder value over a 6 month period clearly reflects AeroCentury’s extraordinarily disappointing financial results and the lack of confidence in AeroCentury’s management and “strategic” business plan. Moreover, AeroCentury’s most recent announcements of new lease transactions have failed to ameliorate this situation.  Ostensibly the Company has not promulgated long-term strategy for improved financial condition that resonates with stockholders. Accordingly, I am hard-pressed to understand how refusing to engage with me in discussions to liberate value is in the best interests of AeroCentury’s stockholders.

AeroCentury’s stock price has traded at a substantial discount to book value for many years, culminating most recently at a nadir of below 40% of book value.  This is a direct result of a misguided strategic plan, and entrenched structural arrangements at AeroCentury that have done nothing to enhance stockholder value.  Even if AeroCentury were able to significantly retool its strategic plan, it is unlikely that AeroCentury’s Board can unlock meaningful value for AeroCentury’s stockholders due to the excessive fees being paid for management services and other structural arrangements at AeroCentury that not only hurt stockholder value and entrench management but are also contrary to basic principles of good corporate governance.

I believe that AeroCentury’s stockholders will only be able to realize the value of their equity holdings through a sale of the Company.  Although my previous offer of $12.50 per share represented a significant premium to the current and expected future price of AeroCentury’s stock, I would be willing to discuss a possible increase in my offer with your commitment to engage in good faith negotiations together with favorable results of additional due diligence investigation.

I strongly urge you to reconsider your uncooperative approach, and instead immediately engage seriously with me to explore my proposal and negotiate a transaction that will benefit all AeroCentury stockholders.  As a significant stockholder of AeroCentury, I am committed to finding avenues to maximize AeroCentury’s stock price.  My offer to discuss an acquisition at a higher price will remain open until January 14, 2015.  If I do not receive a positive response by this date, I will have no choice but to move forward with other alternative avenues to increasing AeroCentury’s stock price, including seeking representation on the Board of Directors.

I present this proposal as a viable option for enabling the stockholders of AeroCentury to realize the value of their AeroCentury equity interests. My intentions are directly aligned with the best interests of all AeroCentury stockholders and my actions have been consistent with what I believe should be the fiduciary duties of all directors — to obtain the highest value for AeroCentury. I will continue to take any and all actions that I believe are required to ensure that AeroCentury stockholders have the opportunity to realize immediate and value-maximizing liquidity for their investment, ensure that the Board is fairly evaluating my proposal and any other acquisition proposals in a manner consistent with the best interests of all stockholders, and allow the stockholders to express their views on the fate of AeroCentury.  As always, I stand ready to meet with you as soon as possible.

Regards,

/s/ Lee Beaumont

Lee Beaumont

cc:                                Neal D. Crispin

Toni M. Perazzo

Bruce McNamara, Esq., Haynes and Boone, LLP